Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2026 and 2025 (the “interim financial statements”) included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2025, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Webull” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Webull Corporation and its subsidiaries.

We prepare and report our unaudited condensed consolidated interim financial statements and audited consolidated financial statements in accordance with generally accepted accounting principles in the United States. We maintain our books and records in US Dollar. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in US Dollar.

Overview

Webull is a digital investment platform built upon a next-generation global infrastructure. We provide our customers with extensive products, features and functions that go beyond what is offered by most retail investment platforms in the markets today. The Webull platform is specifically designed and developed for our target demographic of young and digitally-savvy retail investors. We believe we are the platform of choice for this new generation of retail investors, whose demands for diverse investment products, mobile-first interface, around-the-clock availability, instant and in-depth market data, and social features may be prohibitively expensive for traditional investment platforms. We pride ourselves in the professional grade trading and investment features we offer. Though we may not be the place where our customers first learn about investing, we aim to be the platform they graduate into as they become more informed about investing. Our customers are primarily millennials and Gen Zs, and 82% report having prior investing experience before opening an account with us as of June 30, 2026. Our young customers provide us with opportunities to grow with and continue to serve them over the next several decades as their trusted lifelong investment partner.

Driven by our strong belief that every retail investor should have access to the resources needed to become a more educated and empowered investor — what we refer to as the informed investor — our platform enables anyone to create a free account on Webull and gain access to the information and analytical tools that other brokerages typically lock behind a paywall, through which we help investors become more informed. The days when real-time stock price data were privileged information hidden behind a paywall are gone, and we believe more sophisticated market information should be made affordable and accessible to ordinary investors. We believe that no investment decision should be made without access to relevant public information, and no investor should have to question the stability of the underlying platform. As a result, experienced investors choose us for the advanced trading tools and functions we offer, while novice investors look to us as a trusted resource for gaining the education and insight needed to become informed investors.

We serve our customers through a global platform built around self-directed trading and provide our users access to market data from exchanges across major markets worldwide. Our freely available information and analytics, coupled with our open digital community features, foster a virtual trading floor experience similar to Wall Street and Canary Wharf where investment theses are exchanged and debated with the most popular ideas rising to the surface. Armed with these tools and the Webull Community, experienced and novice investors alike can learn and develop the confidence and ability to grow their personal wealth. While our core product offering is designed for the self-directed retail investor, we have also begun to serve institutional clients, including family offices, proprietary trading firms, and other brokers seeking global market access. We strive to make Webull the platform of choice for everyone who takes investing seriously.

We generate revenues primarily via transaction-based trading activities and from interest related income mainly in connection with margin financing and stock lending services provided to our customers and customer cash balances.

The following tables set forth our key operating and financial metrics as of and for the periods indicated. We regularly review these key metrics to evaluate our business and financial performance as well as make strategic decisions.

For the Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2024	2024	2024	2024	2025	2025	2025	2025	2026	2026
Registered users(1) (in millions)	20.6	21.1	22.1	23.3	24.1	24.9	25.9	26.8	27.6	28.2
Funded accounts(2) (in millions)	4.3	4.4	4.5	4.7	4.7	4.7	4.9	5.0	5.1	5.1
Quarterly retention rate(3)	97.3%	97.9%	98.4%	98.3%	97.5%	97.1%	97.7%	96.9%	98.4%	97.3%
Customer assets(4) (US$ in billions)	8.7	9.7	11.5	13.6	12.6	15.9	21.2	24.6	24.0	28.5
DARTs(5) (in thousands)	640	646	707	778	924	1,008	1,101	1,202	1,312	1,635
Equity notional volume(6) (US$ in billions)	111	102	119	128	128	161	204	239	261	279
Options contracts(7)(in millions)	112	118	119	112	121	127	147	154	159	213

Our platform is a self-directed investment platform. We do not have control over the investment decisions and trading behaviors of our customers. Our results are highly sensitive to our customers’ trading behaviors and market fluctuations. These are significant, inherent limitations of the above metrics which make predicting future results with precision difficult.

Notes:

(1)	Registered users refer to those users who have registered on our platform but not necessarily have opened a brokerage account with one of our licensed broker-dealers. Growth in our registered users provides insight as to the popularity of the Webull App. While we do not generate revenue from registered users who do not have brokerage accounts with us, registering an account on the Webull App is the first step toward opening and funding a brokerage account with us.

(2)	Funded accounts refer to Webull brokerage accounts into which the customer has made an initial deposit or money transfer, of any amount, whose account balance (which is measured as the fair value of assets in the customer’s account less the amount due from the customer) has not dropped to or below zero for 45 consecutive calendar days as of the record date. Funded accounts reflect unique customers, and multiple funded accounts by a single customer are counted as one funded account. Growth in our funded accounts provides insight as to the effectiveness of our marketing efforts and our ability to acquire monetizable customers. Funded accounts are positively correlated with, but are not determinative, of customer assets, trading volumes, and revenue.

(3)	Quarterly retention rate is calculated by subtracting the “quarterly churn rate” from 100%. The “quarterly churn rate” means the ratio of (i) churned accounts during the current quarter to (ii) the sum of total funded accounts at the end of the preceding quarter and new funded accounts acquired during the current quarter. A “churned account” means a funded account whose account balance (measured as the fair value of assets in the customer’s account less the amount due from the customer) drops to or below zero for 45 or more consecutive calendar days as of the record date. The quarterly retention rate provides us insight as to how effective we are at servicing our platform users in terms of quality customer support and product offerings.

(4)	Customer assets refer to the sum of the fair value of all equities, ETFs, options, warrants, futures, and cash held by customers in their Webull brokerage accounts, net of customer margin balances, as of the record date. While customer assets are significantly impacted by mark-to-market valuations of customers’ investments, we consider customer assets an important metric as growth in customer assets generally leads to an increase in trading volumes and revenue.

(5)	DARTs refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period. DARTs provide us information on how active our customers trade. A limitation of this metric is that it does not capture the size of the trade and revenue per trade varies significantly depending on size and type of trades.

(6)	Equity notional volume refers to the aggregate dollar value (purchase price or sale price as applicable) of trades executed over a specified period of time. Equity notional volume directly drives our equities trading revenue, as we earn payment for order flow or commissions for customers’ equities trades based on a percentage of notional value. However, equity notional volume is highly sensitive to market conditions in the short-term which makes predicting our equity trading revenue with precision difficult.

(7)	Options contracts refer to the total number of options contracts bought or sold over a specified period of time. Options contracts traded directly drive our options trading revenue, as we earn payment for order flow or commissions for customers’ options trades on a per contract basis. However, options contracts traded is highly sensitive to market conditions in the short-term which makes predicting our options trading revenue with precision difficult.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Key Financial Metrics
Total revenues	198,831	131,493	358,759	248,862
Net income (loss) attributable to the Company	24,364	(28,274)	2,642	(15,188)
Adjusted operating profit (non-GAAP)(1)	62,590	23,244	77,413	51,900
Adjusted net income (non-GAAP)(2)	43,162	15,412	52,398	36,671

Note:

(1)	Adjusted operating profit, a non-GAAP financial measure, represents income loss before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense (income), net.

(2)	Adjusted net income, a non-GAAP financial measure, represents net income attributable to the Company, excluding share-based compensation expenses, foreign currency transaction gains and losses, and one-time transactions

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors driving the capital markets, digital trading and investment, and other industries in our markets, including demographic and macro-economic growth, technology adoption trends, and the digital transformation of financial service industries. In addition, we believe our results of operations and financial performance are directly affected by certain factors specific to us, including the following:

Growth of our customer base

We have achieved rapid growth in customers since the launch of our trading app in the United States in May 2018. Sustaining our growth requires continued adoption of our platform by new customers and retention of existing customers. Our ability to continue to achieve customer growth is supported by our mobile-first interface and competitive pricing, depth of products, in-depth data and analytics tools, connected social community, and multi-platform interoperability. Additionally, we leverage our customers to organically recommend our platform to their family and friends and drive our growth. The expansion of our customer base depends on the recognition and acceptance of our product and service offerings as well as our value propositions to them. Our ability to educate and demonstrate to existing and prospective customers the value and the effectiveness of our product and service offering is and will continue to be crucial for our business growth, financial performance, and prospects. Leveraging our solid foundation and proven track record, we believe we are well placed to capitalize on overall market growth and attract new retail investors globally.

Our ability to engage and monetize our customers

We have a highly engaged customer base, which contributed to significant increases in trading volume on our platform. As we enrich our product and service offerings, we believe there is significant opportunity to further engage our customers and increase their usage of our platform. Since the launch of our Webull App in the United States in 2018, we have added a wide selection of features, products and services in response to customer demands including ETFs, options, fractional shares, futures trading, fixed income, prediction markets, as well as cash sweep, margin financing, stock lending, retirement accounts, and syndicate services. During 2025, we began reintroducing cryptocurrency trading within the Webull App for users in Australia, Brazil and the United States, respectively. We have also created a robust community of investors by embedding social media tools and user-generated content into our platform. Our Webull Community complements the investing tools, education, market data, and insight we provide and in turn drives customer engagement and retention. Furthermore, we have constantly improve our features, products and services in response to customer feedback and keep our customers engaged. For example, we rolled out “Webull Lite” in April 2024, an easier-to-use version of the Webull App designed to better serve customers who are new to investing and preferred a more simplified experience.

While not all forms of customer engagement with our platform directly contribute to revenues or otherwise impact our results of operations, as more users join our platform and engage with new and existing features, products, and services, we expect to generate more revenue over time. We believe the increasing customer engagement on our platform demonstrates the growing lifetime value of our young customer base, providing us with opportunities to grow with them over the next several decades.

Our ability to expand globally

We see significant market opportunities globally in the digital brokerage industry. Our proven track record of successful execution in the United States provides us with a strong brand and a tested strategy for expansion to other markets. Our centrally-developed platform is designed to be seamlessly deployed across different markets, and we believe our highly scalable technology infrastructure will allow us to continue to penetrate new markets with moderate investment and marginal cost. Additionally, our strong localization capabilities enable us to better understand local market characteristics as well as the varying needs of local customers, which give us a significant competitive advantage as we continue to expand across the globe. In addition to the U.S. market, we have launched our licensed brokerage business in Canada, Asia Pacific, Europe, Africa, and Latin America. We believe a global footprint will enable us to capture the significant potential of underserved markets, creating opportunities for our sustainable growth and business prospects.

Optimization of our operating expenses

Our results of operations depend in part on our ability to manage our operating expenses, especially our marketing and branding expenses. We have invested significantly in marketing and branding to attract customers and sustain our growth. We utilize various marketing tools to attract new customers, such as Webull Referral Program and paid advertising. For the three and six months ended June 30, 2026, our marketing and branding expenses amounted to $35.0 million and $84.5 million, respectively. For the three and six months ended June 30, 2025, our marketing and branding expenses amounted to $30.3 million and $53.3 million, respectively. Our ability to lower such expenses as a percentage of our total revenues depends on our ability to improve customer acquisition efficiency.

In addition, we have made, and will continue to make, significant investments in our technology infrastructure which is critical for us to offer high-quality products and services as well as to attract and retain customers. Our proprietary technology infrastructure is the backbone of our highly stable and scalable trading platform, enabling us to facilitate secure, fast and cost-efficient financial transactions. Our ability to leverage our investment in technology infrastructure and talent to develop and enhance our products and services in a cost-effective manner affects our results of operations.

As our business further grows in scale, we expect our operating expenses to increase in absolute amounts in the foreseeable future. Nevertheless, with our continuous growth in scale and further optimization of our operational capabilities, we believe our continued commitment to operational efficiency and investment in technology will fuel our growth, and reinforce economies of scale to optimize our operating margin.

Macro-environment and conditions

Investment behavior of our customers is affected by the overall macro-environment, including economic, regulatory and market events and conditions, all of which are beyond our control. In particular, tariffs, inflation, tax rates, fluctuations in interest rates and any other unfavorable changes in market conditions can have a material impact on investor sentiment and trading volume, resulting in fluctuation in our trading revenues and interest related revenues.

Key Components of Results of Operations

Revenues

We generate revenues primarily from our equity and option order flow rebates and interest related income. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Three Months Ended June, 30				For the Six Months Ended June, 30
	2026		2025		2026		2025
	$	%	$	%	$	%	$	%
	(in thousands)
Revenues:
Equity and option order flow rebates	112,962	56.8%	68,689	52.2%	197,355	55.0%	132,800	53.4%
Interest related income	42,752	21.5%	36,287	27.6%	82,803	23.1%	67,427	27.1%
Handling charge income(1)	34,780	17.5%	20,106	15.3%	61,193	17.1%	37,653	15.1%
Other revenues(2)	8,337	4.2%	6,411	4.9%	17,408	4.8%	10,982	4.4%
Total revenues	198,831	100.0%	131,493	100.0%	358,759	100.0%	248,862	100.0%

Note:

(1)	Promotional expenses paid to certain of our customers are required to be recorded as a reduction of revenue, rather than as a marketing and branding expense. For the three months ended June 30, 2026 and 2025, we recorded $11.9 million and $4.7 million, respectively in promotional expenses as a reduction to handling charge income. For the six months ended June 30, 2026 and 2025, we recorded, $24.5 million and $7.5 million, respectively, in promotional expenses as a reduction to handling charge income.

(2)	For the three months ended June 30, 2026 and 2025, we recorded $0.5 million and $0.4 million, respectively, in promotional expenses as a reduction in other revenues. For the six months ended June 30, 2026 and 2025, we recorded $1.5 million and $0.4 million, respectively, in promotional expenses as a reduction in other revenues.

The following table sets forth a breakdown of our revenues generated from trading activities for each of the key types of assets traded on our platform for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Revenues generated from trading activities for:
Equities	33,515	19,623	60,186	38,460
Options(1)	88,421	56,170	152,873	109,819
Total	121,936	75,793	213,059	148,279

Note:

(1)	The revenues generated from trading activities for options also included option handling charge income, which amounted to $9.1 million and $7.1 million for the three months ended June 30, 2026 and 2025, respectively. For the six months ended June 30, 2026 and 2025, option handling charge income amounted to $15.7 million and $15.5 million, respectively.

The following table sets forth a breakdown of our revenues generated from external customers, excluding interest income arising from our corporate bank deposits, by geographic region for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Revenues(1)
USA	173,973	121,805	315,766	229,676
Singapore	8,891	2,771	14,630	5,298
Hong Kong	4,625	1,459	6,477	3,299
Canada	3,029	1,410	5,663	3,029
Others	4,047	1,953	6,908	3,249
Total	194,565	129,398	349,444	244,551

Our revenues from external customers amounted to $194.6 million and $349.4 million for the three and six months ended June 30, 2026, respectively, as compared to $129.4 million and $244.6 million for the three and six months ended June 30, 2025. The increase in our revenue from external customers between the comparative periods is predominantly due to revenue growth of our US broker dealer, specifically in equity and option order flow rebates and platform and trading fees.

Note:

(1)	The revenues from external customers did not include interest income arising from our corporate bank deposits, which amounted to $4.2 million and $9.3 million for the three and six months ended June 30, 2026, respectively, and $2.1 million and $4.3 million for the three and six months ended June 30, 2025, respectively.

Equity and option order flow rebates

We generate a portion of our revenues from equity and option order flow rebates that we receive from our market makers and liquidity providers for directing our customers’ trade orders to them for execution. In the case of equities and ETFs, the payments we receive are generally based on a percentage of the notional volume of securities being traded. In the case of options, we receive payments on a per contract basis. Our equity and option order flow revenues are recognized on a trade-date basis when we satisfy our performance obligation by routing a trade order to a market maker or a liquidity provider.

The following table sets forth a breakdown of our equity and option order flow rebates by asset type for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Equity and option order flow rebates
Option order flow rebates	79,447	49,065	137,169	94,340
Equity order flow rebates	33,515	19,623	60,186	38,460
Total	112,962	68,688	197,355	132,800

Interest related income

Interest related income primarily consists of revenues generated from (i) stock lending services, (ii) margin financing services, (iii) interest income from customers’ bank deposits, and (iv) interest income from our own corporate bank deposits.

Interest related income from stock lending is generated from our clearing partner’s fully paid stock lending program, through which our clearing partner provides us with a portion of the fees it generates from the program, and revenue is recognized over the period that the lending activities are outstanding. Interest related income from margin financing is related to the margin loans we provide to our platform users’ who have a margin account carried on an omnibus basis. Interest is recognized over the period during which the margin loans are outstanding.

In the past we received a majority of our interest related income from our clearing partner. However, due to the migration of our platform users from a fully disclosed basis to an omnibus basis with our clearing partner during 2025, the interest related income we received from our clearing partner for the three and six months ended June 30, 2026 and 2025 no longer represents a majority of our interest related income. During the three and six months ended June 30, 2026, we had no fully disclosed margin accounts with our clearing partner.

Additionally, a portion of our interest income is generated from customers’ bank deposits and our own bank deposits, and is recorded on an accrual basis using the effective interest method.

The following table sets forth the components of our interest related income for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Interest related income
Interest related income from stock lending	4,789	7,638	8,704	13,043
Interest related income from margin financing	12,871	8,618	24,777	17,520
Interest income from customer bank deposits	20,826	17,936	40,007	32,553
Interest income from corporate bank deposits	4,266	2,095	9,315	4,311
Total	42,752	36,287	82,803	67,427

The following table summarizes interest-earning assets, the revenue generated by these assets, and their respective yields for the three months ended June 30, 2026 and 2025.

	(in thousands)
	Corporate Bank Deposits	Client Bank Deposits(1)	Margin(2)	Fully Paid Securities Lending(3)	Total Interest Income
Three Months Ended June 30, 2026
Interest income	$4,266	$20,826	$12,871	$4,789	$42,752
Average balance(4)	$639,246	$4,203,749	$831,330	$7,584,078
Period Yield(5)	2.67%	1.98%	6.19%	0.25%

Three Months Ended June 30, 2025
Interest income	$2,095	$17,936	$8,618	$7,638	$36,287
Average balance(4)	$345,772	$3,167,510	$448,617	$5,366,516
Period Yield(5)	2.42%	2.27%	7.68%	0.57%

The following table summarizes interest-earning assets, the revenue generated by these assets, and their respective yields for the six months ended June 30, 2026 and 2025.

	(in thousands)
	Corporate Bank Deposits	Client Bank Deposits(1)	Margin(2)	Fully Paid Securities Lending(3)	Total Interest Income
Six Months Ended June 30, 2026
Interest income	$9,315	$40,007	$24,777	$8,704	$82,803
Average balance(4)	$628,684	$4,130,792	$794,817	$7,223,225
Period Yield(5)	2.96%	1.94%	6.23%	0.24%

Six Months Ended June 30, 2025
Interest income	$4,311	$32,553	$17,520	$13,043	$67,427
Average balance(4)	$299,101	$3,023,007	$461,671	$5,371,350
Period Yield(5)	2.88%	2.15%	7.59%	0.49%

Notes:

(1)	Includes cash and cash equivalents segregated under federal and foreign requirements, customers’ cash that is participating in our off-balance sheet cash sweep program and cash of our platform users who are on a fully introduced basis with Apex Clearing.

(2)	Balance includes both our on-balance sheet margin loans and the off-balance sheet margin loans of our platform users’ that are administered on a fully-introduced basis with Apex Clearing.

(3)	Balance represents the value of the platform users’ securities that are enrolled in Apex Clearing’s fully paid stock lending program on either a fully-introduced basis or on an omnibus basis.

(4)	Represents the average of month-end balances for the period.

(5)	Period yield is calculated by annualizing interest income and dividing by applicable average balance.

Corporate Bank Deposits — Our interest income on our corporate cash increased $2.2 million and $5.0 million for the three and six months ended June 30, 2026, respectively, as compared to the same comparative prior periods. The increase is due to higher average corporate cash balances, despite a lower effective federal funds rate, between the periods.

Customer Bank Deposits — Although the effective funds rate was lower during the three and six months ended June 30, 2026 as compared to same comparative prior periods, our interest earned on customer bank deposit increased $2.9 million and $7.5 million between the three and six months ended June 30, 2026 and 2025, respectively, due to the growth in our funded accounts and average customer cash balances between the periods.

Margin Balances — Our margin interest income increased $4.3 million and $7.3 million between the three and six months ended June 30, 2026 and 2025, respectively. Despite a decrease in the effective federal funds rate between the periods, which had an impact on the rates we charge customers, our margin interest income increased between the three and six month periods due to higher average margin loan balances.

Fully Paid Securities Lending — Despite an increase in the average balance of our platform users’ securities enrolled in Apex Clearing’s fully paid stock lending program between the three and six periods ended June 30, 2026 and 2025, our overall interest income from the lending program and effective yield declined. Interest income from the fully paid securities lending program is difficult to predict as rates earned on securities lending are impacted by overall market conditions which significantly influence the general demand for borrowing stock. Also, hard to borrow stocks can cause volatility in the rate earned between periods.

Handling charge income — Our handling charge income includes our commissions and platform trading fees charged to customers of our foreign broker-dealers as well as other trade fees charged to customers which represent pass-thru of trading fees charged to us by regulatory authorities and exchange fees passed through to us by market makers. Such fees may include SEC fees, OCC fees, and per contract charges for index options.

Other revenues

Other revenues primarily consist of income generated from our (i) data subscription services, (ii) co-marketing services, (iii) syndicate fees in connection with IPO and secondary offerings, (iv) income from leased portions of our corporate office building, (v) foreign exchange fees, (vi) non-trade related rebates, and (vii) proxy rebates. The following table sets forth the components of our other revenues for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Other Revenues
Data subscription income	2,039	2,038	4,081	4,022
Syndicate fees	741	112	1,521	403
Lease income	275	302	550	604
Foreign exchange fee	1,083	737	2,143	1,315
Non-trading rebates	953	1,151	5,098	1,870
Proxy income	2,077	2,048	2,594	2,695
Other	1,169	25	1,422	73
Total	8,337	6,413	17,409	10,982

Revenue from data subscription services represents subscription by our users to our market information and data services. We provide advanced quotation services, such as Level 2 Advance powered by Nasdaq TotalView, for which our customers subscribe on a monthly basis. For the three and six months ended June 30, 2026, we recorded $2.0 million and $4.1 million, respectively, in revenue from paid subscriptions to our market information and data services, and recognized $2.0 million and $4.0 million in such revenue for the three and six months ended June 30, 2025, respectively.

Revenue from syndicate fees is derived from our participation in IPO and secondary offerings as a member of the syndicate selling group. As a member of the selling group, we do not commit any capital. We publicize to our users the opportunity to subscribe to offerings in which we are a selling group member. We are allocated shares by the lead underwriter at a discount to the offering price. We then allocate those shares among the users that subscribe to the offering at the offering price, thereby capturing the selling group spread. Revenue is recognized when realized on the trade date of the sale of allocated shares to users.

Lease income represents revenue earned from leasing a portion of our excess corporate office space. In November 2022, we acquired a 5-story office building located in St. Petersburg, Florida to function as our corporate and operations headquarters.

Revenue from foreign exchange fee consists of the fee we charge to convert a platform user’s domestic currency into a foreign currency to facilitate the platform user’s purchase of securities in foreign markets; and, conversely, the fee we charge to convert proceeds from the sale of securities in foreign markets to the platform user’s domestic currency.

Revenue from non-trading rebates mainly consists of rebates we receive from our banking partner in connection with our platform users’ debit card transactions.

Revenue from proxy rebates represents income generated through our collaboration with a third-party investor communications company. We share certain shareholder information with the third-party, enabling them to distribute materials to investors, such as documents related to shareholder meetings and voting instructions. Our revenue comes from a portion of the payments the third party receives from issuers. This revenue is recognized once we fulfill our obligation to provide the required data and the third-party provider verifies our share.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Three Months Ended June, 30				For the Six Months Ended June, 30
	2026		2025		2026		2025
	$	%	$	%	$	%	$	%
	(in thousands)
Operating expenses:
Brokerage and transaction	44,349	28.9%	34,801	25.7%	82,742	26.2%	58,046	25.0%
Technology and development	22,157	14.4%	19,140	14.2%	46,018	14.6%	36,065	15.5%
Marketing and branding	35,046	22.9%	30,301	22.4%	84,458	26.7%	53,292	23.0%
General and administrative	51,824	33.8%	50,977	37.7%	102,465	32.5%	84,597	36.5%
Total operating expenses	153,376	100.0%	135,219	100.0%	315,683	100.0%	232,000	100.0%

Brokerage and transaction

Brokerage and transaction expenses primarily consist of clearing and operation costs, market information and data fees, and handling charge expenses. Our clearing and operation costs accounted for 64.6% and 66.3% of our brokerage and transaction expenses for the three months ended June 30, 2025 and 2024, respectively, and such costs accounted for 64.2% and 65.7% of our brokerage and transaction expenses for the six months ended June 30, 2025 and 2024, respectively. The following table sets forth the components of our brokerage and transaction expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Brokerage and transaction
Clearing and operation costs	28,938	22,489	53,988	37,267
Market information and data fees	6,616	5,272	12,855	10,340
Handling charge expenses	8,795	7,039	15,899	10,439
Total	44,349	34,800	82,742	58,046

Clearing and operation costs consist of clearing costs, mainly representing service fees charged by our clearing partner, and operation costs such as customer verification fees, processing costs, account escheatment costs and customer debit balances for which we are responsible. Market information and data fees mainly represent information and data fees that we pay to stock exchanges and market data providers. Handling charge expenses mainly represent handling fees charged by the OCC in connection with the clearing of settled option transactions and transaction fees charged by payment service providers for customers funding their brokerage accounts using debit cards.

Technology and development

Technology and development expenses consist of research and development expenses, primarily in the form of compensation and benefits for engineers and developers, and related costs, cloud service fees, and system costs. Cloud service fees represent data storage and computing service fees. System costs represent fees to software providers to access and use their systems.

The following table sets forth the components of our technology and development expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Technology and development
Employee compensation benefits	15,411	13,602	32,717	24,819
Cloud services fees	4,422	3,514	8,616	6,921
System costs	2,324	2,024	4,685	4,325
Total	22,157	19,140	46,018	36,065

Marketing and branding

Marketing and branding expenses primarily consist of advertising and promotion costs, costs of free stock promotions, and expenses for personnel engaged in marketing and business development activities. The following table sets forth the components of our marketing and branding expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Marketing and branding
Advertising and promotions	32,560	22,237	74,272	40,442
Free stock promotions	701	4,828	6,587	8,588
Employee compensation and benefits	1,785	3,235	3,598	4,262
Total	35,046	30,300	84,457	53,292

Our advertising and promotion costs represent our expenditures in advertising marketing and branding activities. As a digital trading platform, the vast majority of our advertising and promotion costs are incurred for digital advertising such as paid search on search engines and paid social advertising on social network platforms. For the three months ended June 30, 2026 and 2025, we spent a total of $11.2 million and $11.9 million on paid search and paid social advertising, respectively. For the six months ended June 30, 2026 and 2025, we spent a total of $27.8 million and $20.2 million on paid search and paid social advertising, respectively.

The expense of free stock promotions is determined when an eligible customer receives their free stock and is based upon the fair value of the stock transferred to the customer. We acquire the stock after the stock rewards are claimed. At the time eligible customers claim their free stock rewards, they become entitled to those free stock rewards and we assign the specific stocks to the users using an algorithm. We purchase the stocks within our designated stock omnibus account and then allocate the shares to the accounts of eligible customers who are entitled to the free stock rewards.

We record the cost of acquiring the stock rewards as marketing and branding expenses within our statement of operations and comprehensive income (loss). At each reporting period, an estimated accrual for unsettled stock award is recorded as a liability with corresponding accrued marketing expense. Any changes to the fair value of the stock award from the accrual to the time the security is transferred to the customer’s account is recorded as marketing expense. However, we are required to account for free stock and cash promotions paid to certain of our customers as a reduction in revenue, rather than as a marketing and branding expense. For the three months ended June 30, 2026 and 2025, we classified $11.9 million and $4.7 million, respectively, of promotional expenses as a reduction to handling charge income. For the six months ended June 30, 2026 and 2025, we classified $24.5 million and $7.5 million, respectively, in promotional expenses as a reduction to handling charge income. We classified for the six months ended June 30, 2026 and 2025 $1.5 million and $0.4 million, respectively, of such costs as a reduction to other revenues; and for the three months ended June 30 2026 and 2025, we classified $0.5 million and $0.4 million, respectively, of such costs as a reduction to other revenues.

Our marketing and branding expenses also include the compensation to our referral partners. Our referral partners are opinion leaders and other third-party organizations/forums, generally influential individuals, who primarily utilize social media to express views and values, demonstrate professional competence, and maintain a network of followers. We compensate our referral partners for each new user that uses the referral partner’s event-specific link to open and fund a Webull brokerage account with a minimum deposit amount, the total compensation for whom depends on the size of the referral partners’ network of followers and the effect of the marketing activities. We primarily compensate our referral partners by transferring free stocks into their Webull accounts, which are recorded as our costs of free stock promotions, and to a much lesser extent, cash, which is recorded as our advertising and promotion costs. For the three months ended June 30, 2026 and 2025, the total expenses recognized for our referral partners, including the compensation recognized as our costs of free stock promotions and our advertising and promotion costs, amounted to $3.8 million and $1.4 million, respectively. For the six months ended June 30, 2026 and 2025, the total expenses recognized for our referral partners, including the compensation recognized as our costs of free stock promotions and our advertising and promotion costs, amounted to $6.5 million and $4.2 million, respectively.

General and administrative

General and administrative expenses primarily consist of employee compensation and benefits, professional services, compliance fees, rental payments on office and related occupancy costs and depreciation and amortization of right-of-use assets. The following table sets forth the components of our general and administrative expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
General and administrative
Employee compensation and benefits	34,526	38,058	67,319	61,045
Compliance fees	2,727	1,825	4,975	3,320
Office related	7,804	5,806	15,092	11,134
Professional services	4,133	3,324	10,758	5,776
Depreciation and amortization	948	1,371	1,880	2,154
Other	1,686	593	2,441	1,169
Total	51,824	50,977	102,465	84,598

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains, and the Cayman Islands currently has no form of estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

United States

Our subsidiaries located in the United States are subject to a federal income tax rate of 21% for domestic taxable income earned.

Hong Kong SAR

Our Hong Kong subsidiaries are subject to a profit tax rate of 16.5% under the current Hong Kong Inland Revenue Ordinance on their taxable income generated from operations in Hong Kong.

Singapore

Our Singapore subsidiaries are subject to a corporate income tax rate of 17%.

Mainland China

The standard corporate income tax rate in Mainland China is 25% and 15% for certain qualified enterprises. Our main operating subsidiary in Mainland China has applied and received approval for the reduced corporate income tax rate beginning with the tax year 2023.

Non-GAAP Financial Measures

We use adjusted operating expenses, adjusted operating profit and adjusted net income, all non-GAAP financial measures, to evaluate our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses, excluding share-based compensation expenses. Adjusted operating profit represents income before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense, net. Adjusted net income represents net income attributable to the Company, excluding share-based, foreign currency transaction gains and losses, and one-time transactions.

We believe that adjusted operating expenses, adjusted operating profit and adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in operating expenses, income before income taxes, and net income attributable to the Company. We believe that adjusted operating expenses, adjusted operating profit and adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted operating expenses, adjusted operating profit and adjusted net income should not be considered in isolation or construed as an alternative to net income attributable to the Company or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted operating expenses, Adjusted operating profit and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our adjusted operating expenses to our operating expenses.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)

Total operating expenses (GAAP)	153,376	135,219	315,683	232,001
Less: Share-based compensation	17,135	26,969	34,337	35,038
Adjusted operating expenses (Non-GAAP)	136,241	108,250	281,346	196,963

The table below sets forth a reconciliation of our adjusted operating profit to income before income taxes.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)

Income (loss) before income taxes (GAAP)	34,687	(21,385)	21,876	(1,888)
Add: Other expense, net	10,768	17,660	21,201	18,749
Add: Share-based compensation	17,135	26,969	34,337	35,038
Adjusted operating profit (Non-GAAP)	62,590	23,244	77,414	51,899

The table below sets forth a reconciliation of our adjusted net income to net income (loss) attributable to the Company for the periods indicated.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)

Net income (loss) attributable to the Company (GAAP)	24,364	(28,274)	2,642	(15,188)
Add: Share-based compensation	17,135	26,969	34,337	35,038
Add: Deferred tax impact of officer stock compensation and other items	(2,192)	-	5,846	-
Add: Foreign currency transaction losses	3,855	5,740	9,573	5,844
One-time transaction:
Add: Equity offering costs	-	10,977	-	10,977
Adjusted net income (Non-GAAP)	43,162	15,412	52,398	36,671

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the three and six month periods ended June 30, 2026 and 2025. This information should be read together with our condensed consolidated interim financial statements and related notes. The results of operations in any period are not necessarily indicative of our future trends.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
Revenues
Equity and option order flow rebates	112,962	68,689	197,355	132,800
Interest related income	42,752	36,287	82,803	67,427
Handling charge income	34,780	20,106	61,193	37,653
Other revenues	8,337	6,412	17,408	10,982
Total revenues	198,831	131,494	358,759	248,862
Operating expenses
Brokerage and transaction	44,349	34,801	82,742	58,046
Technology and development	22,157	19,140	46,018	36,065
Marketing and branding	35,046	30,301	84,458	53,292
General and administrative	51,824	50,977	102,465	84,598
Total operating expenses	153,376	135,219	315,683	232,001
Other expense, net	10,769	17,660	21,200	18,749
Income (loss) before income taxes	34,686	(21,385)	21,876	(1,888)
Provision for income taxes	10,343	7,000	19,270	13,558
Net income (loss)	24,343	(28,385)	2,606	(15,446)
Less net loss attributable to noncontrolling interest	(21)	(111)	(36)	(258)
Net income (loss) attributable to the Company	24,364	(28,274)	2,642	(15,188)
Preferred shares redemption value accretion	-	-	-	(21,703)
Fair value of ordinary shares issued to preferred shareholders	-	(513,081)	-	(513,081)
Fair value of ordinary share warrants issued to preferred shareholders	-	(15,600)	-	(15,600)
Excess carrying value of preferred shares repurchased	-	38,094	-	38,094
Net income (loss) attributable to ordinary shareholders	24,364	(518,861)	2,642	(527,478)

Note:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2026	2025	2026	2025
	$	$	$	$
	(in thousands)
General and administrative	15,072	24,802	27,894	31,062
Technology and development	1,583	1,586	5,709	3,085
Marketing and branding	480	581	734	891
Total	17,135	26,969	34,337	35,038

Comparison of the Three Months Ended June 30, 2026 and 2025

Revenues

Our total revenues increased by $67.3 million from $131.5 million for the three months ended June 30, 2025 to $198.8 million for the three months ended June 30, 2026, primarily due to increases in option order flow rebates, equity order flow rebates, margin financing interest, client bank deposit interest, corporate bank interest, handling charge income, and other income of $30.4 million, $13.9 million, $4.3 million, $2.9 million, $2.2 million, $14.7 million, and $1.9 million, respectively, which was partially offset by decrease in stock lending interest of $2.8 million. A significant factor in this increase was the elimination of the pattern day trader rule on June 4, 2026, following which we have seen significant increases in our option and equity trading volumes and margin loan balances. The reasons for the changes in our revenue categories are discussed below:

Option order flow rebates. Our option order flow rebates increased $30.4 million for the three months ended June 30, 2026 as compared to the same prior year period as a result of an increase of 86 million option contracts traded between the periods.

Equity order flow rebates. Our equity order flow rebates increased $13.9 million during the three months ended June 30, 2026 as compared to the same prior year period as a result of an increase of $118 billion in equity trading notional value between the periods.

Stock lending income. Our stock lending income decreased $2.8 million for the three months ended June 30, 2026 as compared to the same prior year period. The income from our stock lending program can be volatile as well as difficult to predict as rates earned on securities lending are impacted by overall market conditions which significantly influence the general demand for borrowing stock. Also, hard to borrow stocks can cause volatility in the rate earned between periods.

Margin finance interest. Our margin finance interest increased $4.3 million during the three months ended June 30, 2026 as compared to the same prior year period, despite a decrease in the effective federal funds rate between the periods which impacts the rates we charge on our margin loans, primarily due to a higher average margin loan balances. Since the elimination of the pattern day trader rule on June 4, 2026, we have seen an increase in our margin loan balances.

Client bank deposit interest. Our interest income on customer bank deposits increased $2.9 million during the three months ended June 30, 2026 as compared to the same prior year period, primarily as result of higher average client cash balances.

Corporate bank deposit interest. Our interest income on our corporate bank deposits increased $2.2 million during the three months ended June 30, 2026 as compared to the same prior year period, primarily as result of our higher average corporate cash balances between the periods.

Handling Charge Income. Our handling charge income consists of options related trading fees and other platform trading fees. Our handling charge income increased $14.7 million after the offset of $7.2 million in incremental marketing expenses recorded as contra revenue, for the three months ended June 30, 2026 as compared to the same prior year period. The increase is mainly attributable to growth in our other platform trading fees, specifically increases in our U.S. futures and prediction markets products and growth of certain of our international broker dealers.

Other revenues. Other revenues increased $1.9 million during the three months ended June 30, 2026 as compared to the same prior year period, primarily due growth in syndicate fees and non-trading related rebates we receive from our banking partner.

Operating expenses

Our total operating expenses increased by $18.2 million from $135.2 million for the three months ended June 30, 2025 to $153.4 million for the current year period, primarily due to increases in brokerage and transaction expenses, technology and development expenses, general and administrative expenses of $9.5 million, $3.0 million, $4.7 million. The reasons for the changes are discussed below:

Brokerage and transaction. Our brokerage and transaction expenses increased by $9.5 million between the three months ended June 30, 2026 and same prior year period, primarily consisting of (i) a $6.4 million and $1.8 million increase in clearing and operation expenses and handling charge expense, respectively, as a result of increased securities trading between the periods; and (ii) a $1.3 million increase in our market and data fees as a result of growth in our platform user base and launching in new markets.

Technology and development. Our technology and development expenses increased by $3.0 million between the three months ended June 30, 2026 and the same prior year period due to higher technology personnel costs as a result our efforts to grow existing markets through product development and support markets where we more recently launched.

Marketing and branding. Our marketing and branding expenses increased by $4.7 million between the three months ended June 30, 2026 and the same prior year period, primarily due to an increase of $10.3 million in advertising and promotions offset by the decrease of $4.1 million in free stock promotions. The decrease in free stock promotions was due to our efforts to grow the number of our client accounts utilizing more cost-effective customer acquisition advertising and promotions.

General and administrative. Our general and administrative expenses increased by $0.8 million between the three months ended June 30, 2026 and the same prior year period, primarily due to a $9.7 million decrease in stock compensation expense, offset by an increase in employee compensation and benefits (exclusive of stock compensation) of $6.2 million, an increase of $0.9 million in compliance fees, and an increase of $2 million in office related expenses. The decrease in stock compensation was due to less immediately vested issuances of restricted share awards coupled with a lower fair value between the periods. The increases in employee compensation, exclusive of stock compensation, compliance fees and office related expenses were due to growth in our global operations.

Other expense, net. Our other expense, net decreased $6.9 million for the three months ended June 30, 2026 as compared to the same prior year period, primarily because of less foreign currency exchange loss of $1.9 million and a one-time expensing of $10.9 million of equity offering costs during the three months ended June 30, 2025, offset by a $5.2 million impairment loss on goodwill that was recognized during the three months ended June 30, 2026.

Income before income taxes

As a result of the foregoing, we had income before income taxes of $34.7 million for the three months ended June 30, 2026 as compared to a net loss of $21.4 million for the three months ended June 30, 2025, an increase of $56.1 million.

Provision for income taxes

Our provision for income taxes increased $3.3 million for the three months ended June 30, 2026 as compared to the same prior year period, because of increased profitability of our operations in certain taxable foreign jurisdictions.

Net income

As a result of the foregoing, we had net income of $24.3 million for the three months ended June 30, 2026 as compared to a net loss of $28.4 million for the three months ended June 30, 2025, an increase of $52.7 million.

Net loss attributable to noncontrolling interest

We own a 95.1% controlling financial interest in PT Webull Sekuritas Indonesia; and, therefore, we consolidate the results of PT Webull Sekuritas Indonesia and recognize a noncontrolling interest for the portion of equity interest we do not own. For the three months ended June 30, 2026, the net loss attributable to noncontrolling interest was $21.0 thousand as compared to $110.9 thousand for the three months ended June 30, 2025.

Net income attributable to the Company

After excluding the net loss attributable to our noncontrolling interest, our net income attributable to the Company was $24.4 million for the three months ended June 30, 2026 as compared to a net loss attributable to the Company of $28.3 million for the three months ended June 30, 2025, an increase $52.6 million.

Net income attributable to ordinary shareholders

Our net income attributable to ordinary shareholders increased $543.2 million for the three months ended June 30, 2026 as compared to the three months ended June 30, 2025 as a result of (i) our net income attributable to the Company increasing $52.6 million as growth in revenues outpaced expenses which led to the company recognizing net income attributable to ordinary shareholders for the three months ended June 30, 2026 as compared to a net loss attributable to ordinary shareholders for the three months ended June 30, 2025; and (ii) non-recurring business combination transactions that occurred during the three months ended June 30, 2025, such as (i) the recognition of $513.1 million in fair value of ordinary shares issued to certain preferred shareholders; (ii) the recognition of $15.6 million in fair value of ordinary share warrants issued to certain preferred shareholders, offset by a $38.1 million return to equity of the excess carrying value of preferred shares repurchased.

Comparison of the Six Months Ended June 30, 2026 and 2025

Revenues

Our total revenues increased by $109.9 million from $248.9 million for the six months ended June 30, 2025 to $358.8 million for the six months ended June 30, 2026, primarily due to increases in option order flow rebates, equity order flow rebates, margin financing interest, client bank deposit interest, corporate bank interest, handling charge income, and other income of $42.8 million, $21.7 million, $7.3 million, $7.5 million, $5.0 million, $23.5 million, and $6.4 million, respectively, which was partially offset by a decrease in stock lending interest of $4.3 million. A significant factor in this increase was the elimination of the pattern day trader rule on June 4, 2026, following which we have seen significant increases in our option and equity trading volumes and margin loan balances. The reasons for the changes in our revenue categories are discussed below:

Option order flow rebates. Our option order flow rebates increased $42.8 million during the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 as a result of an increase of 124 million option contracts traded between the periods.

Equity order flow rebates. Our equity order flow rebates increased $21.7 million during the six months ended June 30, 2026 as compared to the same prior year period as a result of an increase in equity trading notional value between the periods of $251 billion.

Stock lending income. Our stock lending income decreased $4.3 million for the six months ended June 30, 2026 as compared to the same prior year period. The income from our stock lending program can be volatile as well as difficult to predict as rates earned on securities lending are impacted by overall market conditions which significantly influence the general demand for borrowing stock. Also, hard to borrow stocks can cause volatility in the rate earned between periods.

Margin finance interest. Our margin finance interest increased $7.3 million during the six months ended June 30, 2026 as compared to the same prior year period despite a decrease in the effective federal funds rate between the periods which impacts the rates we charge on our margin loans, primarily due to a higher average margin loan balances. Since the elimination of the pattern day trader rule on June 4, 2026, we have seen an increase in our margin loan balances.

Client bank deposit interest. Our interest income on customer bank deposits increased $7.5 million during the six months ended June 30, 2026 as compared to the same prior year period, primarily as result of higher average client cash balances.

Corporate bank deposit interest. Our interest income on our corporate bank deposits increased $5.0 million during the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily as result of our higher average corporate cash balances between the periods.

Handling Charge Income. Our handling charge income consists of options related trading fees and other platform trading fees. Our handling charge income increased $23.5 million, after the offset of $17.1 million in incremental marketing expenses recorded as contra revenue, for the six months ended June 30, 2026 as compared to the same prior year period. The increase in handling charge income is mainly attributable to growth in our other platform trading fees, specifically increases in our U.S. futures and prediction markets products and growth in certain of our international broker dealers.

Other revenues. Other revenues increased $6.4 million between the six months ended June 30, 2026 as compared to the same prior year period, primarily due (i) an increase in non-trading rebates of $3.2 million which we earn from our banking partner, (ii) growth in our syndicate fees of $1.1 million, and (iii) an increase of $0.8 million in foreign exchange fees we charge platform users.

Operating expenses

Our total operating expenses increased by $83.7 million during the six months ended June 30, 2026 as compared to the same prior year period, primarily due to increases in brokerage and transaction expenses, technology and development expenses, marketing and branding, and general and administrative expenses of $24.7 million, $9.9 million, $31.2 million, and $17.9 million, respectively. The reasons for the changes are discussed below:

Brokerage and transaction. Our brokerage and transaction expenses increased by $24.7 million between the six months ended June 30, 2026 and same prior year period, primarily consisting of (i) an $16.7 million increase in clearing and operation expenses as a result of increased securities trading between the periods; (ii) a $5.5 million increase in handling charges, of which $2.5 million relate to fees incurred on our platform users’ debit card deposit transactions and $2.8 million of increased regulatory fees due to increased securities trading between the periods; and a $2.5 million increase in our market and data fees as a result of growth in our platform user base and launching in new markets.

Technology and development. Our technology and development expenses increased by $9.9 million between the six months ended June 30, 2026 and the same prior year period. The increase is mainly due to higher technology personnel costs of $7.9 million, of which $2.6 million represents increased stock compensation, and higher cloud services fees of $1.7 million as a result our efforts to grow existing markets through product development as well as support markets where we recently launched.

Marketing and branding. Our marketing and branding expenses increased by $31.2 million from $53.3 million for the six months ended June 30, 2025 to $84.5 million for the six months ended June 30, 2026, primarily reflecting an increase of $33.8 million in advertising and promotions offset by a decrease of $2.0 million in free stock promotions. The increase in advertising and promotions expenses was due our efforts to grow the number of our client accounts, and the decrease in free stock promotions was due to us utilizing more cost-effective customer acquisition promotions and advertising.

General and administrative. Our general and administrative expenses increased by $17.9 million between the six months ended June 30, 2026 and the same prior year period, primarily due to increases in employee compensation and benefits, compliance fees, office related expenses, professional fees and other general operating expenses of $6.3 million, $1.7 million, $4.0 million, $5.0 million, and $1.3 million, respectively, as a result of growth in our global operations.

Other expense, net. Our other expense, net increased $2.5 million for the six months ended June 30, 2026 as compared to the same prior year period, primarily because of (i) a $3.7 million increase in foreign currency exchange loss; (ii) the recognition of a $5.2 million impairment loss on goodwill; (iii) a $2.0 million increase in interest expense, as our unsecured promissory notes were outstanding for a longer period during the six months ended June 30, 2026 along with a higher effective interest rate between the periods, and (iv) a $2.5 million increase in other expenses, offset by the one-time expensing of $10.9 million of equity offering costs during the six months ended June 30, 2026.

Income before income taxes

As a result of the foregoing, our income before income taxes increased $23.8 million for the six months ended June 30, 2026 as compared to the same prior year period.

Provision for income taxes

Our provision for income taxes increased $5.7 million for the six months ended June 30, 2026 as compared to the same prior year period, because of increased profitability of our operations in certain foreign taxable jurisdictions.

Net Income

As a result of the foregoing, we had net income of $2.6 million for the six months ended June 30, 2026 as compared to a net loss of $15.4 for the six months ended June 30, 2025, representing an increase of $18.1 million.

Net loss attributable to noncontrolling interest

We own 95.1% controlling financial interest in PT Webull Sekuritas Indonesia; and, therefore, we consolidate the results of PT Webull Sekuritas Indonesia and recognize a noncontrolling interest for the portion of equity interest we do not own. For the six months ended June 30, 2026, the net loss attributable to noncontrolling interest was $36.1 thousand as compared to $257.6 thousand for the six months ended June 30, 2025.

Net income attributable to the Company

After excluding the net loss attributable to our noncontrolling interest, our net income attributable to the Company was $2.6 million for the six months ended June 30, 2026 as compared to a net loss attributable to the Company of $15.2 for the six months ended June 30, 2025, representing an increase of $17.8 million.

Net income attributable to ordinary shareholders

Our net income attributable to ordinary shareholders increased $530.1 million for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 as a result of (i) our net income attributable to the Company increasing $17.8 million as growth in revenues outpaced expenses which led to the company recognizing net income attributable to ordinary shareholders of $2.6 million for the six months ended June 30, 2026 as compared to a net loss attributable to ordinary shareholders of $15.2 million for the six months ended June 30, 2025; and (ii) non-recurring business combination transactions that occurred during the six months ended June 30, 2025, such as (i) the recognition of $513.1 million in fair value of ordinary shares issued to certain preferred shareholders; (ii) the recognition of $15.6 million in fair value of ordinary share warrants issued to certain preferred shareholders, offset by a $38.1 million return to equity of the excess carrying value of preferred shares repurchased; and (ii) a $21.7 million reduction in preferred shares redemption value accretion as our preferred shares converted into ordinary shares.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $701.6. Our cash and cash equivalents represent demand deposits held at banks which are unrestricted as to withdrawal or use and highly liquid investments with original maturities of less than 90 days.

We have a syndicated revolving credit agreement (“Syndicated Loan”) for an amount up to $200 million whereby we can borrow solely to finance withdrawals from our US broker dealer subsidiary’s reserve account that is maintained for the exclusive benefit of our customers in accordance with Rule 15c3-3 of the SEC. We are unable to use the Syndicated Loan for general corporate purposes. As of June 30, 2026, we had no outstanding principal under the Syndicated Loan. See Note 18 – Revolving Credit Agreement to our interim financial statements for more details on the Syndicated Loan.

Our technology support and development subsidiary locate outside of the US has a credit facility agreement (the “Credit Facility”) with a major commercial bank for an aggregate borrowing amount of RMB 200 million, or the equivalent of $29,474,615, for funding the construction of our future technology center. As of June 30, 2026, we had principal outstanding of $17.6 million under the Credit Facility. See Note 18 – Revolving Credit Agreement to our interim financial statements for more details on the Credit Facility.

We have outstanding unsecured promissory notes with an aggregate principal amount of $50 million as of June 30, 2026.

In July 2025, we entered into a standby equity purchase agreement (the “SEPA”) with an accredited investor for an aggregate subscription amount of up to $1 billion in Class A ordinary shares. Effective April 6, 2026, we terminated the SEPA. Prior to the termination, we received proceeds of $172.7 million from the sale of 11.5 million Class A ordinary shares.

As of June 30, 2026, we have 9.7 million warrants outstanding with an exercise of price of $11.50 that are exercisable. In the event the holders of these warrants exercise their rights, we could receive proceeds up to $111.6 million. See Note 8 – Warrants to our interim financial statements for more details on our outstanding warrants.

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through equity and debt funding in addition to the sources discussed above. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2026	2025
	$	$
	(in thousands)
Selected consolidated cash flow data:
Net cash (used in) provided by operating activities	(250,902)	272,062
Net cash used in investing activities	(6,754)	(1,402)
Net cash (used in) provided by financing activities	(17,777)	177,053
Net (decrease) increase in cash, cash equivalents and segregated cash	(275,433)	447,713
Effect of exchange rate changes	10,815	9,523
Cash, cash equivalents and segregated cash at beginning of the period	2,190,308	1,209,960
Cash, cash equivalents and segregated cash at end of the period	1,925,690	1,667,196

Cash flows from operating activities

Net cash used in operating activities for the six months ended June 30, 2026 was $250.9 million, as compared to net income of $2.6 million for the six months ended June 30, 2026. The decrease in cash provided by operating activities is primarily related to the increases in our customers’ margin loans we carry on our balance sheet and reserve deposits held at our clearing partner, offset by the increase in our payables due to customers from our non-U.S broker dealers.

 Net cash provided by operating activities for the six months ended June 30, 2025 was $272.1 million, as compared to net loss of $15.4 million for the six months ended June 30, 2025. The increase in cash provided by operating activities is primarily related to the increase in our customers’ uninvested cash we carry on our balance sheet.

Cash flows from investing activities

Net cash used in investing activities for the six months ended June 30, 2026 was $6.7 million, consisting of purchases of property and equipment by our technology support and development subsidiary in connection with the construction of its future technology center.

Net cash used in investing activities for the six months ended June 30, 2025 was $1.4 million, consisting of purchases of property and equipment of $0.4 million and an investment of $1 million made in a limited liability company.

Cash flows from financing activities

Net cash used in financing activities for the six months ended June 30, 2026 was $17.8 million, primarily due to (i) the prepayment of a $10 million written put, (ii) the principal payment of $15.0 million on our unsecured promissory notes, and (iii) repurchase of our Class A ordinary shares of $10.8 million, offset by $17.5 million of proceeds from borrowing under our Credit Facility.

Net cash provided by financing activities for the six months ended June 30, 2025 was $177.1 million, which represents proceeds from the exercise of 20.3 million of our warrants.

Regulatory capital requirements

Webull Financial and Webull Securities US, our U.S. subsidiaries that are broker-dealers registered with the SEC, are subject to SEC Rule 15c3-1 of the Exchange Act which sets minimum net capital maintenance requirements. Webull Futures, our U.S. subsidiary licensed with the CFTC, is subject to CFTC Regulation 1.17 which sets minimum net capital requirements. Webull Securities HK, our Hong Kong subsidiary that is a securities dealer registered under the HK SFC, is subject to the Securities and Futures (Financial Resources) Rules of Hong Kong, or the FRR, which sets minimum paid-up share capital and liquid capital maintenance requirements. Webull Securities (Japan) Co. Ltd., our subsidiary registered as a financial instruments business operator in Japan, is subject to minimum capital and net assets requirements. Webull Securities (Singapore) Pte. Ltd., our Singapore subsidiary that holds Capital Markets Services License from MAS, is subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licenses) Regulations, which sets forth minimum base capital requirements. Webull Securities (Australia) Pty. Ltd., our Australia subsidiary that holds the Financial Service License from ASIC, is subject to the Regulatory Guide RG 166 which sets forth minimum base capital requirements. Webull Securities (Canada) Limited, a Canada subsidiary that holds broker-dealer registered with CIRO, is subject to Rule 15c3-1 of the Securities Exchange Act which sets minimum net capital maintenance requirements. Webull Securities (UK) Ltd, our UK subsidiary that is authorized and regulated by the Financial Conduct Authority, for the conduct of investment business, is subject to the minimum capital maintenance requirement from FCA. Webull Securities (Europe) B.V., our Netherlands subsidiary that is authorized and regulated by the Dutch financial markets regulator (“AMF”), is subject to minimum liquid cash requirements as set by the AMF. PT Webull Sekuritas Indonesia, our Indonesia subsidiary that holds Capital Markets Services License from OJK, sets minimum net capital maintenance requirements. Our subsidiary Webull Securities (Thailand) Co. Ltd. is subject to the capital requirements of the Securities and Exchange Commission, Thailand. Our subsidiary Webull Securities (Malaysia) Sdn Bhd. is subject to the shareholders’ funds requirement of the Securities Commission Malaysia.

The following tables set out a summary of the key regulatory requirements on minimum capital requirements which are applicable to our relevant operating entities:

	As of June 30, 2026
	Net Capital	Net Capital Requirement	Excess Net Capital
	($ in thousands)
Webull Financial LLC	216,777	26,635	190,142

	As of June 30, 2026
	Net Capital	Net Capital Requirement	Excess Net Capital
	($ in thousands)
Webull Futures	29,729	1,000	28,729

	As of June 30, 2026
	Net Capital	Net Capital Requirement	Excess Net Capital
	($ in thousands)
Webull Securities US	829	250	579

	As of June 30, 2026
	Paid-up Capital	Paid-up Capital Requirement	Excess Paid-up Capital
	(HK$ in thousands)
Webull Securities HK	546,448	10,000	536,448

	As of June 30, 2026
	Liquid Capital	Liquid Capital Requirement	Excess Liquid Capital
	(HK$ in thousands)
Webull Securities HK	189,647	35,924	153,723

	As of June 30, 2026
	Base Capital	Base Capital Requirement	Excess Base Capital
	(SGD in thousands)
Webull Securities (Singapore) Pte. Ltd	66,672	5,000	61,672

	As of June 30, 2026
	Capital Stock	Capital Stock Requirement	Excess Capital Stock
	(JPY in thousands)
Webull Securities (Japan) Co., Ltd	1,376,974	300,000	1,076,974

	As of June 30, 2026
	Net Assets	Net Assets Requirement	Excess Net Assets
	(JPY in thousands)
Webull Securities (Japan) Co., Ltd	3,283,477	500,000	2,783,477

	As of June 30, 2026
	Core Capital	Core Capital Requirement	Excess Capital Stock
	(AUD in thousands)
Webull Securities (Australia) Pty. Ltd.	14,296	2,000	12,296

	As of June 30, 2026
	Net Tangible Assets	Net Tangible Asset Requirement	Excess Net Tangible Assets
	(AUD in thousands)
Webull Securities (Australia) Pty. Ltd.	8,475	5,000	3,475

	As of June 30, 2026
	Risk Adjusted Capital	Risk Adjusted Capital Requirement	Excess Risk Adjusted Capital
	(CAD in thousands)
Webull Securities (Canada) Limited	44,515	250	44,265

	As of June 30, 2026
	Liquid Cash	Liquid Cash Requirement	Excess Liquid Cash
	(GBP in thousands)
Webull Securities (UK) Ltd.	7,493	1,392	6,101

	As of June 30, 2026
	Liquid Cash	Liquid Cash Requirement	Excess Liquid Cash
	(EUR in thousands)
Webull Securities (Europe) B.V.	3,124	231	2,893

	As of June 30, 2026
	Net Adjusted Working Capital	Net Adjusted Working Capital Requirement	Excess Capital
	(IDR in thousands)
PT Webull Sekuritas Indonesia.	39,163,919	25,000,000	14,163,919

	As of June 30, 2025
	Net Capital	Net Capital Requirement	Excess Net Capital
	(THB in thousands)
Webull Securities (Thailand) Co. Ltd.	431,377	25,000	406,377

	As of June 30, 2026
	Shareholders Funds	Shareholders Funds Requirement	Excess Shareholders Funds
	(MYR in thousands)
Webull Securities (Malaysia) Sdn. Bhd.	60,891	5,000	55,891

Regulatory capital requirements could restrict our operating entities from expanding their business and declaring dividends if their net capital does not meet regulatory requirements, and it is possible that a regulator could take an adverse action with respect to our operating entities for historical and/or future non-compliance with net capital requirements.

As of June 30, 2026, each of our relevant operating entities was in compliance with its respective regulatory capital requirements.

Material Cash Requirement

Our material cash requirements as of June 30, 2026 primarily include our undiscounted operating lease payments, capital expenditures, repayment of our unsecured promissory notes and Credit Facility.

Our undiscounted operating lease payments consist of lease of offices under non-cancelable operating lease agreements, which will expire at various dates until August 2032. As of June 30, 2026, our undiscounted operating lease payments amounted to $12.6 million.

In late 2023, we procured a lease for the use of land in Changsha, China for the purpose of constructing a research and development center. The lease requires construction to be completed by December 31, 2026. We are currently in the construction stage and have estimated the total construction cost to be approximately CNY 350 million, or approximately $51.6 million. We expect to use a combination of cash and debt to finance the construction.

We have unsecured promissory notes with an aggregate principal amount of $50 million outstanding as of June 30, 2026. The principal balance of the promissory notes is due on April 10, 2027.

We have borrowed $17.6 million of principal under our Credit Facility as of June 30, 2026 with the most recent borrowing having a maturity date of June 30, 2027.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

Off-Balance Sheet Commitments and Arrangements

In the ordinary course of its business, the Company may participate in securities offerings as an underwriter on a firm commitment basis. In a firm commitment underwriting, the Company agrees to purchase securities from an issuer and subsequently distribute those securities to investors. The Company is exposed to market and other risks during the period between its commitment to purchase the securities and the completion of the offering and sale of the securities to investors. The Company’s exposure principally relates to the risk that the securities cannot be distributed at the anticipated price or within the expected timeframe, which could result in losses or require the Company to hold the securities as inventory for an extended period. The Company manages these risks through underwriting limits, transaction-specific due diligence and risk assessments. As of June 30, 2026, the Company had no outstanding firm commitment underwriting exposures or commitments to purchase securities in connection with firm commitment underwriting arrangements.

To date, the Company has not been required to purchase any securities pursuant to a firm commitment underwriting arrangement, and the Company has not incurred any losses in connection with its firm commitment underwriting activities. Accordingly, the Company has not historically experienced losses arising from its exposure to securities subject to firm commitment underwriting arrangements.

We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Webull is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, Webull is be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, an exemption from the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation. If some investors find Webull’s securities less attractive as a result, there may be a less active trading market for Webull’s securities and the prices of Webull’s securities may be more volatile.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, Webull has elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, Webull’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will cease to qualify as an “emerging growth company” as of December 31, 2026. Accordingly, our annual report on Form 20-F for the fiscal year ending December 31, 2026, including the audited consolidated financial statements included therein, will be the first annual report for which we will not be entitled to rely on the exemptions and reduced reporting requirements available to emerging growth companies, including the exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency risk

Our consolidated financial statements are prepared using the U.S. dollar as our reporting currency. Our non-U.S. subsidiaries operating around the world primarily use the currency of their country of domicile as their functional currency. Each of our non-U.S. subsidiaries’ financial statements is first prepared in its functional currency and then translated into our reporting currency. Changes in foreign exchange rates between the U.S. dollar and the functional currencies of our non-U.S. subsidiaries may result in material foreign currency translation gains and/or losses that are accounted for as an item of other comprehensive income within our statement of operations and other comprehensive loss.

We also enter into transactions that result in monetary assets and liabilities that are denominated in a foreign currency. These transactions are remeasured each reporting period and may result in material foreign currency exchange gains and/or losses depending on changes in the applicable foreign exchange rate.

Our cash accounts at financial institutions are mainly held in U.S. dollar denominated accounts to limit foreign currency risk. As of June 30, 2026 and December 31, 2025, 86% and 90% of our total cash balances were held in U.S. dollar denominated accounts, respectively.

Market-Related Credit Risk

We are exposed to market and credit risk primarily through customer margin activities. Changes in market conditions may affect the value of securities collateralizing margin receivables and, therefore, our exposure to customer credit risk. We monitor customer accounts and collateral levels on an ongoing basis and may require customers to deposit additional collateral or reduce positions in response to market movements or changes in risk profiles. Periods of heightened market volatility may increase the likelihood of margin deficiencies and the need for additional risk management actions.

We do not engage in securities lending or borrowing activities. Our only securities lending exposure arises from customer participation in a fully-paid securities lending program administered by our clearing broker, Apex Clearing Corporation (“Apex”). Under this program, Apex acts as the lending agent and is responsible for borrower selection, collateralization, and the daily management of lending activity, including marking positions to market and maintaining collateral levels.

As a result, we do not control the key risk management functions associated with securities lending, including counterparty approval and collateral management. While this structure limits our direct exposure to securities lending-related credit risk, our reliance on Apex introduces operational and counterparty considerations. Any failure by Apex to effectively manage the program or perform its obligations could adversely affect customer accounts and, in turn, our business, results of operations, and reputation.

Credit risk

We engage in various investment and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Our policy is to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

We maintain our cash and cash equivalents and cash segregated under federal and foreign requirements in financial institutions throughout the world. Financial institutions in the U.S. and Hong Kong hold 63% and 14%, respectively, of our total cash as of June 30, 2026. As of December 31, 2025, financial institutions in the U.S. and Hong Kong hold 69% and 14%, respectively, of our total cash. Our cash in accounts at financial institutions exceed insured limits. We are subject to credit risk to the extent any financial institution we use is unable to fulfill their contractual obligations. We have not experienced any losses in such accounts, and we believe that we have placed our cash on deposit with financial institutions which are financially stable. We do not believe we are subject to any significant credit risk.

Concentration risks

Concentration of Revenue

Of the counterparties with whom we conduct business, there were two counterparties who each made up 10% or more of our revenues for the six months ended June 30, 2026. Their revenue percentages were 19% and 11%.

For the six months ended June 30, 2025, we had four counterparties who each made up 10% or more of our revenues. Their revenue percentages were 18%, 16%, 11% and 11%.

Concentration of Receivables

As of June 30, 2026, we had one counterparties with current, outstanding receivable balances of 10% or more of our receivables from brokers, dealers, and clearing organization representing 75% of such receivables.

As of December 31, 2025, we had two counterparty with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization representing 73% and 17%, respectively, of such receivables.

Concentration of Execution and Clearing

We rely on third parties for the execution and clearing of trades requested by customers. In instances where these parties fail to perform their obligations, we may be temporarily unable to find alternative suppliers to satisfactorily deliver services to our customers in a timely manner, if at all. In the United States, we utilize a single clearing partner for the security transactions of our platform users.

Research and Development

Our research and development costs mainly consist of employee salaries and share-based compensation and are classified within our technology and development expense categories. Our research and development costs are expensed when incurred.

Critical Accounting Estimates

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reporting period and accompanying notes. Making estimates requires management to exercise significant judgment. It is reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the future due to one or more future confirming events.

Such estimates reflected in our consolidated financial statements include, but are not limited to, the fair value of share-based compensation expense, depreciable lives of property and equipment, useful lives of intangible assets, purchase price allocation for business combinations, allowances for expected credit losses, loss contingency accruals, present value of lease liabilities, and provision for income tax, including unrecognized tax benefits and deferred tax asset valuation allowances. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable. Actual results could differ from those estimates

Asset Acquisitions

We account for the acquisition of an entity as an asset acquisition when substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. In accordance with ASC 805, Business Combinations, the value of the consideration paid in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values with no resulting goodwill.

Business Combinations

We account for acquisitions of entities or asset groups that qualify as businesses in accordance with ASC 805, Business Combinations. The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. We test goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. In testing for goodwill impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if we conclude otherwise, we proceed to a quantitative assessment.

The quantitative assessment compares the estimated fair value of a reporting unit to its book value, including goodwill. If the fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the book value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

As of June 30, 2026, we performed a qualitative assessment of our goodwill carried by multiple reporting units. Based upon our assessments, we noted one reporting unit had factors that indicated its goodwill was more than likely impaired; and, therefore, we performed the quantitative assessment for the reporting unit. As a result of our quantitative assessment, we determined the full value of the goodwill was impaired. Accordingly, we recognized an impairment loss on goodwill of $5.2 million for the six months ended June 30, 2026.

Income taxes

Our income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

We account for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the use of the asset and liability method, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe that they will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets including, but not limited to, historical cumulative loss experience and expectations of future earnings, tax planning strategies, and the carry-forward periods available for tax reporting purposes. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.

We recognize a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. We account for uncertain tax positions, including net interest and penalties, as a component of income tax expense or benefit. We make adjustments to these uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact to our consolidated financial statements and operating results.

Revenue Recognition

We utilize the guidance of ASC 606, Revenue from Contracts with Customers to identify our customers for purposes of revenue recognition and accounting for consideration payable to customers. We have determined that our market makers are customers as we route our platform users’ trading orders to market makers in an agency capacity, as we do not buy or resell securities from or to platform users or market makers, in return for the market makers’ payments for order flow. In limited circumstances, we charge trading fees to our platform users; and, therefore, we have determined that (i) our platform users who pay us index option fees, large order option fees, futures contract commissions, fixed income execution fees, or subscription fees to our Webull Premium service and (ii) our international platform users who pay trading commissions are considered customers under ASC 606.

We recognize revenue from contracts with customers when we satisfy our performance obligations by transferring the promised services to our customers. A service is transferred to a customer when the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration we expect to receive in exchange for those promised services (i.e., the “Transaction Price”). In the event we have consideration payable to a customer, we account for consideration payable as a reduction to the Transaction Price when (i) the payment is not in exchange for a distinct good or service or (ii) the fair value of the consideration payable to the customer exceeds the fair value of the distinct good or service received from the customer in which case the excess fair value is accounted as a reduction to the Transaction Price. Our revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. Most of our performance obligations are satisfied at a point in time upon the successful execution of a platform user’s trade order.

No significant judgement is required to assess the timing of satisfaction of our performance obligations, the Transaction Price or the amounts allocated to distinct performance obligations. The payment terms with our customers do not give rise to a significant financing component as the period between when we satisfy our performance obligations and when our customers are required to pay is one year or less. Our revenue does not include any variable consideration.

Consideration Payable to Customers

We offer marketing promotions to our platform users that are intended to increase the amount of platform users’ assets on the Company’s platform by incentivizing platform users to deposit more cash or transfer securities from other third-party brokerages into their Webull brokerage account in return for a promotional payment in cash or shares. These promotions are not linked to any historical trading activity and do not require future trading activity on the part of the platform user. Once the platform user completes the specific action, the platform user has then earned the promotional payment and there is no further requirement on the part of the platform user. For our platform users who are not determined to be customers, we account for these promotional payments as marketing and branding expense. However, with respect to our platform users that have been determined to be customers under ASC 606, we have determined that we are not receiving a distinct good or service for these promotional payments; and, accordingly, we account for the consideration payable as a reduction in revenue.

We classified $11.9 million and $4.7 million, of promotional expenses as a reduction to handling charge income for the three months ended June 30, 2026 and 2025, respectively. We classified $24.5 million and $7.5 million, in promotional expenses as a reduction to handling charge income for the six months ended June 30, 2026 and 2025, respectively. We classified $0.4 million and $0.5 million of such costs as a reduction to other revenues for the three and six months ended June 30, 2026. We classified $1.5 million and $0.4 million of such costs as a reduction to other revenues for the six months ended June 30, 2026.

Share-based compensation

We apply the guidance of ASC Topic 718, Compensation — Stock Compensation (ASC 718) with regard to our share-based awards issued to employees and non-employees. Accordingly, we must review each share-based award to determine the appropriate classification as either an equity or liability award. Our outstanding awards were determined to be equity awards and are classified as such as of June 30, 2026 and December 31, 2025.

ASC 718 requires share-based compensation to be based on fair value. The fair value of our share-based awards is measured at the grant date which is when vesting commences. The grant date fair value is the basis for determining the amount of share-based compensation to recognize from the issuance of a share-based award. We record share-based compensation as an operating expense.

We recognize share-based compensation using the graded vesting method of attribution and account for forfeitures in the period in which the share-based award is forfeited. See Note 9 — Share-Based Compensation within our interim financial statements for further information on our share-based awards and the share-based compensation we recognized for the three and six months ended June 2026 and 2026.

Fair value of our ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation specialist. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

●	our operating and financial performance;

●	current business conditions and projections;

●	our stage of development;

●	the prices, rights, preferences and privileges of our convertible redeemable preferred shares to our ordinary shares;

●	the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;

●	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and the market performance of industry peers.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

See Note 9 to our interim financial statements financial statements for the fair value and valuation approach of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation specialist.

Following the completion of our initial public offering and the listing of our Class A ordinary shares on the Nasdaq stock exchange, there is an active market for our Class A ordinary shares, so assumptions and estimates will not be necessary to determine the fair value of our Class A ordinary shares.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 to our interim financial statements.